

January 15, 2015

Via E-mail
David A. Fisher
President and Chief Executive Officer
Enova International, Inc.
200 West Jackson Blvd.
Chicago, IL 60606

> **Re:** **Enova International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 5, 2014**
> **File No. 333-199733**

Dear Mr. Fisher:

We have limited our review of your amended registration statement and the related response letter to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

1. We note your response to prior comment 2 in our letter dated November 18, 2014. Based on your response, we are unable to concur with your view that the subject transaction is appropriately characterized as a secondary offering under Rule 415(a)(1)(i). In this regard, we note that prior to November 13, 2014, Cash America was your parent company and owned all of the outstanding shares of your common stock. Given that Cash America was your parent both at the time the instant registration statement (File No. 333-199733) was filed on October 30, 2014 and when you and Cash America entered into the Stockholder's and Registration Rights Agreement on November 12, 2014, it appears that the transaction represents a primary offering on behalf of the Company. Additionally, we note that pursuant to the Transition Services Agreement, dated November 12, 2014, Cash America will provide to the Company certain services for a transitional period, including, without limitation, the maintenance of existing general ledger accounts and the opening/closing of monthly periods. See Schedule 1 to the

Transition Services Agreement. Therefore, certain aspects of the offering continue to cause us to believe that the transaction should be viewed as a primary offering on behalf of the Company and not a secondary offering as contemplated by Rule 415(a)(1)(i). Please revise or advise.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Lisa M. Young, Esq.
        L. Steven Leshin, Esq.